[redacted]

08025459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

SEC FILE NUMBER
8- 44347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YYY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-896-3531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

JP 3/4/08

OATH OR AFFIRMATION

I, ROBERT MALONEY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC. , as of 12/31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

IRINA KLEBANOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires June 21, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying consolidated statement of financial condition of Winslow, Evans & Crocker, Inc. and Subsidiary (the Company) as of December 31, 2007 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winslow, Evans & Crocker, Inc., and Subsidiary at December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
January 31, 2008

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$ 57,450
Deposits with clearing organizations	146,233
Receivable from broker-dealers and clearing organizations	548,102
Receivable from non customers	31,253
Securities owned:	
Marketable securities, trading, at market value	30,565
Marketable securities, available for sale, at market value	237,259
Not readily marketable, at estimated fair value	933
Property and equipment, at cost, less accumulated depreciation of $361,752	114,132
Other assets	167,076
	$ 1,333,003

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 26,858
Commissions payable	277,626
Income taxes payable	27,000
Accounts payable, accrued expenses, and other liabilities	127,779
	459,263
Stockholders' equity:	
Common stock, no par value, 200,000 shares authorized, 10,101 shares issued and 9,381 shares outstanding	1,309
Additional paid-in capital	900,977
Unrealized loss on securities available for sale	(19,357)
Retained earnings	51,337
Less 720 shares of common stock in treasury, at cost	(60,526)
Total stockholders' equity	873,740
	$ 1,333,003

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF INCOME
For the Year Ended December 31, 2007

Revenues:	
Commissions	$ 7,024,428
Principal transactions	82,786
Interest and dividends	89,096
Other income	35,000
	7,231,310
Expenses:	
Employee compensation and benefits	1,588,589
Floor brokerage, exchange and clearance fees	509,641
Interest	9,019
Occupancy	600,408
Other expenses	4,426,716
	7,134,373
Net income before income taxes	96,937
Provision for income taxes	40,108
Net income	56,829
Other comprehensive income (loss)	
Unrealized gain (loss)	(25,439)
Comprehensive income (loss)	$ 31,390

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Securities Available for Sale	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2007	$ 1,309	$ 900,977	$ 6,082	$ (5,492)	$ (60,526)	$ 842,350
Net income				56,829		56,829
Change in unrealized gain (loss) on investments available for sale			(25,439)			(25,439)
Balance at December 31, 2007	$ 1,309	$ 900,977	$ (19,357)	$ 51,337	$ (60,526)	$ 873,740

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 31,390
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	45,997
Increase in deposits with clearing organizations	(41,233)
Increase in receivable from broker-dealers	(356,227)
Increase in receivable from non customers	(9,463)
Decrease in marketable securities	769,152
Decrease in other assets	24,731
Decrease in payable to broker-dealers and clearing organizations	(572,483)
Increase in commissions payable	104,681
Decrease in accounts payable, accrued expenses, and other liabilities	(57,168)
Total adjustments	(92,013)
Net cash used for operating activities	(60,623)
Cash flows from investing activities	
Purchase of property and equipment	(6,669)
Cash flows from financing activities	
None	-
Decrease in cash	(67,292)
Cash at January 1, 2007	124,742
Cash at December 31, 2007	$ 57,450
Cash paid during the year for:	
Interest	$9,019
Income Taxes	$1,323

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

Notes To Consolidated Financial Statements

December 31, 2007

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Subsidiary is engaged in the sale of life insurance products. It has an insurance license issued by the Commonwealth of Massachusetts. The Subsidiary is also a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. All material intercompany balances and transactions are eliminated in consolidation.

Securities Transactions and Revenue Recognition

The Company's customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

The Subsidiary earns commissions from the sale of insurance policies. Commission revenue is recognized as commissions are received.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

Marketable securities classified as trading had a realized gain of $79,071 and an unrealized gain of $3,715 for the year ended December 31, 2007.

Marketable securities classified as available for sale had an unrealized loss of $25,439. This net loss was reflected as a component of other comprehensive income.

Depreciation

Depreciation is provided for on the accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Advertising

The Company expenses advertising and promotion costs as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $558,910, which was $458,910 in excess of its required net capital of $100,000. The Company's net capital ratio was .82 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with another clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation. (FDIC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2007, the Company's matching contribution amounted to $26,746.

NOTE 6 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences existing in the recognition of unrealized gains and losses on investments for tax and financial statement purposes, as well as for net operating loss carryforwards.

Income tax expense consisted of the following:

Taxes currently payable:	
Federal	$ 19,553
State	12,980
Total	32,533
Deferred tax expense	
Federal	3,373
State	4,202
Total	7,575
Income tax benefit	$ 40,108

There is a net operating loss carryforward from 2006 of $ 27,465 which is being utilized in 2007.

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2007, consist of the following:

Cash in various accounts held at clearing brokers	$ 526,688
Commissions receivable	21,414
	$ 548,102

NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2007 major classes of property and equipment consisted of the following:

Computer equipment	$ 185,237
Furniture and fixtures	252,679
Leasehold Improvements	37,968
	475,884
Less: Accumulated depreciation	361,752
	$ 114,132

Depreciation expense for 2007 was $45,997.

NOTE 9 – LONG TERM LEASES

The Company leases office space at the rate of $47,517 per month. The leases expire between October 2008 and January 2015. The leases also have clauses for the Company to pay for excess operating expenses. Rent expense for 2007 was $574,298.

Future minimum lease payments for non-cancelable operating leases at December 31, 2007 are as follows...

Year ended December 31,	
2008	$ 515,088
2009	457,386
2010	509,796
2011	509,796
Thereafter	1,571,870
	$ 3,563,936

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying consolidated financial statements of Winslow, Evans & Crocker, Inc. and Subsidiary as of and for the year ended December 31, 2007, and have issued our report thereon dated January 31, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
January 31, 2008

SCHEDULE I

WINSLOW, EVANS & CROCKER, INC., AND SUBSIDIARY

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 26,858
Commissions payable	277,626
Income taxes payable	27,000
Accounts payable, accrued expenses	127,779
Total aggregate indebtedness	$ 459,263
Net capital:	
Common stock	$ 1,309
Additional paid-in capital	900,977
Retained earnings	31,980
Treasury stock	(60,526)
	873,740
Adjustments to net capital:	
Marketable securities, not readily marketable	(933)
Property and equipment, net	(114,132)
Other assets	(167,076)
Haircuts	(32,689)
Net capital, as defined	$ 558,910
Net capital requirement	100,000
Net capital in excess of requirements	$ 458,910
Ratio of aggregate indebtedness to net capital	.82 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2007	
Net capital, as reported in the Company's Part II A (unaudited)	
Focus Report	$ 586,286
Net audit adjustments	(39,309)
Decrease in non-allowables and haircuts	11,933
Net capital per above	$ 558,910

SCHEDULE II

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Winslow, Evans & Crocker, Inc. and Subsidiary (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 31, 2008

END